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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Alliance Fiber Optic Products, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
01868O 10 8
(CUSIP Number)
December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

Page 1 of 8 pages

CUSIP No.      01868O 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hon Hai Precision Industry Co., Ltd.

2.	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Citizenship or Place of Organization
Taiwan, R.O.C.

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 8,000,000

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 8,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

11.	Percent of Class Represented by Amount in Row (9) 23.1%

12.	Type of Reporting Person (See Instructions)

HC

Page 2 of 8 pages

CUSIP No.      01868O 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Foxconn Holding Limited

2.	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

3.	SEC Use Only

4.	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 8,000,000 shares

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 8,000,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

11.	Percent of Class Represented by Amount in Row (9) 23.1%

12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 8 pages

Item 1.

  (a)
  Name of Issuer

    Alliance Fiber Optic Products, Inc.

  (b)
  Address of Issuer's Principal Executive Offices

    735 North Pastoria Avenue, Sunnyvale, CA 94085

Item 2.

    (a)-(c) This Statement is filed by:

    Hon Hai Precision Industry Co., Ltd. and Foxconn Holding Limited.

    The Address of the Principal Business Office of Hon Hai Precision Industry Co., Ltd. is 2 Tzu Yu Street, Tucheng City, Taipei Hsien, Taiwan, R.O.C. and the Address of the Principal Business Office of Foxconn Holding Limited is 2 Tzu Yu Street, Tucheng City, Taipei Hsien, Taiwan, R.O.C.; Hon Hai Precision Industry Co., Ltd. is a Taiwan, R.O.C. corporation and Foxconn Holding Limited is a British Virgin Islands company.

    Hon Hai Precision Industry Co., Ltd. and Foxconn Holding Limited are individually referred to herein as "Reporting Person" and collectively, as the "Reporting Persons."

  (d)
  Title of Class of Securities

    Common Stock

  (e)
  CUSIP Number

    01868O 10 8

Item 3.

    Inapplicable.

Item 4. Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

  (b)
  Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person

  (c)
  Number of shares as to which the person has: See Rows 5-8 for the voting and dispositive power for each Reporting Person

    Hon Hai Precision Industry Co., Ltd. expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Item 5. Ownership of Five Percent or Less of a Class

    Inapplicable.

Page 4 of 8 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    See Exhibit A attached hereto relating to the securities being reported that are held by a subsidiary of Hon Hai Precision Industry Co., Ltd.

Item 8. Identification and Classification of Members of the Group

    Each Reporting Person expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto as Exhibit B.

Item 9. Notice of Dissolution of Group

    Inapplicable.

Item 10. Certification

    Inapplicable.

Page 5 of 8 pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: October 18, 2001

Hon Hai Precision Industry Co., Ltd.
By:	/s/ Chiu-Lian Huang Chiu-Lian Huang Chief Financial Officer
Foxconn Holding Limited
By:	/s/ Chiu-Lian Huang Chiu-Lian Huang Director

Page 6 of 8 pages

EXHIBIT A

IDENTIFICATION OF SUBSIDIARIES

    Hon Hai Precision Industry Co., Ltd. has filed Schedule 13G pursuant to Rule 13d-1(d). As of December 31, 2000, Foxconn Holding Limited, a subsidiary of Hon Hai Precision Industry Co., Ltd., was the record owner of 8,000,000 shares of Common Stock of Alliance Fiber Optic Products, Inc.

Page 7 of 8 pages

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

    The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Alliance Fiber Optic Products, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

    This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: October 18, 2001

Hon Hai Precision Industry Co., Ltd.
By:	/s/ Chiu-Lian Huang Chiu-Lian Huang Chief Financial Officer
Foxconn Holding Limited
By:	/s/ Chiu-Lian Huang Chiu-Lian Huang Director

Page 8 of 8 pages

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  Item 1.
  Item 2.
  Item 3.
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
SIGNATURE
  EXHIBIT A
IDENTIFICATION OF SUBSIDIARIES
  EXHIBIT B
AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G